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                                                      Exhibit 1.A.3(c)



                              Commission Schedule



The selling agent may select one of three schedules for payment of commissions and/or service fees:

       1. a maximum of 12.5% of the Target Premium paid in the first Policy year (or in the first year after a face amount increase), a maximum of 6% in Policy years two through ten, and a maximum of 2% thereafter; with a maximum commission of .75% of each payment above the Target Premium in the first Policy year (.60% in renewal years); or

       2. a maximum of 8% of the Target Premium paid in the first through fourth Policy years (or in the first through fourth years after a face amount increase) and 2% of the Target Premium paid in the fifth through fifteenth such years, and, beginning in the fifth Policy year, a maximum of .15% of the Policy's cash value (reducing to .11% in the eleventh Policy year and .074% in the sixteenth Policy year); with a maximum commission of .75% of each payment above the Target Premium in the first Policy year (.20% in renewal years); or

       3. a maximum commission of 12.5% of the Target Premium paid in the first Policy year (or in the first year after a face amount increase), plus a maximum of .26% of the Policy's cash value after the first Policy year; with a maximum commission of .75% of each payment above the Target Premium in the first Policy year.

Each face amount segment has its own Target Premium. For commission purposes NELICO attributes a portion of each premium payment to each face amount segment, based on the segment's relative Target Premiums. Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation.

New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the selling agreements, commissions paid to the broker-dealer on behalf of the registered representative will not exceed those described above (except for a maximum possible 6.5% of Target Premium commission in years two through ten under the first schedule). Certain broker-dealers may be paid an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic commission for the particular Policy year. Commissions are paid through the registered broker-dealer, which may also be paid additional compensation and/or be reimbursed for portions of Policy sales expenses.